GIBSON, DUNN & CRUTCHER LLP
LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

200 Park Avenue, New York, New York 10166-0193
(212) 351-4000

www.gibsondunn.com

May 31, 2005

Direct Dial	Client No.
(212) 351-4000	C 92365-00012

Fax No.
(212) 351-4035

VIA EDGAR AND HAND DELIVERY

Max A. Webb
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409

Re:	TBS International Limited Registration Statement on Form S-1, filed March 7, 2005 File No. 333-123157

Dear Mr. Webb:

On behalf of TBS International Limited, this letter responds to your letter, dated May 27, 2005, regarding the Registration Statement on Form S-1 (the "Registration Statement"), filed on March 7, 2005, Amendment No. 1 thereto, filed on March 8, 2005, Amendment No. 2 thereto, filed on April 19, 2005 and Amendment No. 3 thereto, filed on May 16, 2005. Each of your comments is set forth below, followed by the corresponding response. The page references in our responses are to the revised prospectus included in Amendment No. 4 to the Registration Statement ("Amendment No. 4"), which is being filed today by electronic submission.

Artwork

Comment 1

Please note that you may use text on the inside front cover page only to the extent necessary to explain the graphics. In addition, the text should not repeat information already contained in the summary or body or the prospectus. See our more specific comments below and refer generally to Section VIII of the March 31, 2001 Update to the Current Issues Outline, available on our website at www.sec.gov.

Response 1

We note the Staff's comment. The text accompanying the graphics on the inside front cover pages of the prospectus has been revised accordingly.

Comment 2

With reference to the map showing your principal routes, please remove the caption "Global Coverage" and accompanying text. The information repeats information already disclosed in the prospectus and does not explain anything on the map.

Response 2

The text accompanying the map has been revised as requested.

Comment 3

We refer to the second and third pages of the art work. Please remove all the graphics that depict products of other companies. Such graphics are potentially misleading and the need for the use of extensive explanatory text makes their presentation in the gatefold inappropriate.

Response 3

As Brian Lane of this firm discussed with you and Ms. Nega in a telephone call on Friday, May 27, 2005, the company believes that it cannot effectively illustrate the unique characteristics of its multipurpose tweendeckers, which typically carry cargoes that are not easily containerized, without including some graphic depictions of the cargoes placed in the holds of its vessels. Such depictions must include products of other companies, because it is the company's business to carry cargo on behalf of other companies. In response to the Staff's comments relating to the graphics, and as proposed in our call, depictions that do not feature the vessels or the vessels' holds have been removed and the explanatory text accompanying the remaining images has been substantially limited.

Comment 4

Please note that text that accompanies the graphics should not resemble marketing language. In that regard, please remove the following sentences:

•	"TBS's research into Honeywell's ammonium sulfate fertilizer loading and discharging operations has helped meet Honeywell's supply chain needs."

•	"TBS port captains travel worldwide to ensure safe and reliable loading and discharge of challenging cargoes such as heavy project cargo."

•	"Reels of coils for liner customers: TBS has local teams of commercial agents able to develop strong customer relationships."

•	"Discharge of bulk sugar with scheduled frequency to support the shipper's inventory management needs."

Response 4

The text accompanying the artwork has been revised as requested.

Capitalization, page 21

Comment 5

Revise your capitalization disclosure to clearly indicate the number of existing Class A, Class B, Class C and Convertible preference shares outstanding at March 31, 2005, the number of New Class A and New Class B shares outstanding after adjustment for the changes in capital structure and the number of new Class A shares outstanding after adjustment for your planned public offering.

Response 5

The Capitalization table on page 21 and the accompanying footnotes have been revised as requested.

Unaudited Pro Forma Consolidating Financial Information, page 23

Comment 6

We note the changes made to the introductory paragraph to your pro forma financial information in response to our prior comment number four but do not believe that the changes made were fully responsive to our comment. Please revise to clearly disclose the following:

•	The number of Class C common shares into which the Company's outstanding convertible preference shares will be converted.

•	The terms of the Series A warrants that will be exercised, including the related exercise price, the proceeds that will be received by the Company on exercise and the number of Class C common shares that will be received upon exercise of the Series A Warrants.

•	The number of new Class A and Class B common shares that will be issued in exchange for the outstanding Class A, Class B and Class C common shares.

Your revised disclosure should also explain how the conversion prices associated with the Company's outstanding convertible preference shares, and its outstanding Class A, Class B and Class C common shares were determined. We may have further comment upon review of your revised disclosures. The discussion of the pro forma balance sheet and earnings per share disclosures included in Note 2 to your financial statements should also be revised to include these disclosures.

Response 6

The introductory paragraphs to the pro forma financial information on page 24 and Note 2 to the company's financial statements have been revised to include the disclosure requested.

Unaudited Pro Forma Consolidating Income Statement

Comment 7

Please revise footnote (1) to the pro forma consolidating income statement to explain in further detail how the adjustments to the basic and diluted weighted average shares outstanding giving effect to the conversion of convertible preference shares into Class C common shares, to the exercise of substantially all of Series A warrants Class C common shares and to the conversion of all issued and outstanding Class A, Class B and Class C common shares into new Class A and Class B common shares, were determined.

Response 7

Footnote (1) to the pro forma consolidating income statement has been revised to include the disclosure requested.

Comment 8

We note the discussion on page 89 indicating that in connection with acquisition of the affiliated service companies, the compensation of certain officers of the Company has been revised. As these revised compensation levels appear to be directly attributable to the acquisitions and will have a continuing impact on the Company's results of operations, please revise to include a pro forma adjustment in your pro forma consolidated statements of operations giving effect to these revised compensation levels. Refer to the requirements of Rule 11-02(b)(6) of Regulation S-X.

Response 8

An additional footnote has been added to the unaudited pro forma consolidating income statement on page 30 to clarify that the compensation to be paid to the officers of International is substantially similar to the compensation paid to such officers by Roymar and TBS Shipping Services and that, as a result, there is no net pro forma effect.

Comment 9

Revise to include a pro forma adjustment in the consolidated statements of operations giving effect to the compensation expense associated with the 100,000 restricted shares of Class A common stock that will be issued to the Company's executive vice president and chief financial officer, and, the 4,500 restricted Class A common shares to be issued to your independent directors that will vest over a four year period. A pro forma adjustment appears to be required since it appears the issuance of these shares and the related expense to be recognized, is directly attributable to the transactions reflected in your pro forma financial information and will have continuing impact on your results of operations for the four year vesting period.

Response 9

The unaudited pro forma consolidating income statement on page 31 has been revised to include the disclosure requested with respect to the shares to be issued to the company's chief financial officer and the 4,500 restricted Class A common shares to be issued to the independent directors.

Notes to the Consolidated Financial Statements
General

Comment 10

Please include a "subsequent event" note to disclose the nature and significant terms of the various transactions that will be completed prior to the Company's planned public offering. In this regard, please disclose the terms of each of the following transactions:

•	The various transactions comprising the "recapitalization transaction;"

•	The cash award to the chief financial officer and the share award to the employees of Roymar and TBS Shipping Services;

•	The 100,000 restricted Class A common shares issued to your chief financial officer and 4,500 restricted Class A common shares issued to the independent directors; and

•	The acquisition of the outstanding stock of Roymar and TBS Shipping Services.

MD&A should also be revised to include a discussion or all of these transactions and their impact on the Company's financial condition and future results of operations.

Response 10

Note 14 and page 38 in MD&A have been revised to include the disclosure requested.

Note 2. Summary of Significant Accounting Policies

Comment 11

We note that effective January 1, 2005 you changed the estimated useful life of vessels from 25 years to 30 years. Please provide us additional detail on the facts and circumstances leading up to this change in estimated useful life. As part of your response please explain why you believe this change in useful life represents a "change in estimate" rather than a "correction of an error" pursuant to APB 20. We may have future comments based on your response.

Response 11

The company represents that it has operated older vessels during much of its history and the average age of vessels in its controlled fleet is now approximately 19 years. As the company expands its fleet with the acquisition of additional vessels, it determined that a review of vessel lives was appropriate. Therefore, it reexamined the estimated useful life of its vessels during the first quarter of 2005. At that time, the company had noted that one of its vessels, the Dakota Belle, already exceeded its estimated useful life while continuing to carry cargo without significant mechanical failure or interruption for repairs or classification defects. Several other vessels were nearing the limit of their original estimated useful lives, also without significant interruption in service. Based on its experience operating and maintaining these vessels, the company determined that a useful life of 25 years no longer appropriately reflected the expected future benefits to be derived from its vessels as their age approached or passed 25 years.

The company represents that a 25-year useful life is commonly employed in the shipping industry and was appropriate for the vessels comprising its fleet and for the cargoes it carried. Over time, however, changes in the types of vessels owned and the cargoes carried, together with improved maintenance and dry-docking experience, have led to less wear and tear and better performance from the company's fleet. Based on this experience, the company concluded that a useful life of 30 years is appropriate to accurately reflect depreciation expense. The company respectfully submits that this change is properly considered a change in estimate, not a correction of an error, because it was prompted by the continuing process of obtaining information regarding its depreciable assets, including its experience operating the Dakota Belle, which yielded better insight into the expected future benefits to be derived from such assets, not a determination that information it possessed in prior periods had been misapplied.

Note 12. Shareholders' Equity

Comment 12

Based on the current disclosures provided in Note 12, we do not believe that it is clear how many warrants to acquire the various classes of the Company's outstanding shares are currently outstanding, or their related exercise prices or terms. Please revise the notes to the Company's financial statements to include a summary of the warrants that are currently outstanding and their related terms. Refer to the disclosure requirements of Rule 4-08(i) of Regulation S-X.

Response 12

Note 12 has been revised to include the disclosure requested.

Exhibit 5.1

Comment 13

Please remove the language in parenthesis limiting the definition of Registration Statement in the first paragraph.

Response 13

Exhibit 5.1 has been revised to remove the language limiting the definition of Registration Statement.

Comment 14

Please remove opinion 3 as it merely repeats what is opined to in opinion 2.

Response 14

Exhibit 5.1 has been revised to remove opinion 3 as requested.

* * *

We believe the foregoing and Amendment No. 4 are responsive to your comments.

If you should have any questions or further comments with respect to the Registration Statement, please direct them to the undersigned at (212) 351-3920 or Andrew L. Fabens of my firm at (212) 351-4034. Facsimile transmissions may be sent to (212) 351-4035.

Very truly yours,
/s/ Steven R. Finley Steven R. Finley

SRF/ljy

cc:	Joseph E. Royce TBS International Limited Commerce Building Chancery Lane Hamilton HM 12, Bermuda

Gary J. Wolfe, Esq. Robert E. Lustrin, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004